UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, Par Value $0.0001
(Title of Class of Securities)

G21515104
(CUSIP Number)

Andrew Chan
Chief Financial Officer
Centurium Capital Management Ltd.
Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong
+852 3643 0755

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

March 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104
	1.	Names of Reporting Persons. Beachhead Holdings Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,908,726 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,908,726 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,908,726 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 20.6%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported by the Issuer’s Form 20-F filed on March 12, 2020.

2

CUSIP No. G21515104
	1.	Names of Reporting Persons. Double Double Holdings Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 887,409 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 887,409 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 887,409 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 2.3%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported by the Issuer’s Form 20-F filed on March 12, 2020.

3

CUSIP No. G21515104
	1.	Names of Reporting Persons. Point Forward Holdings Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 901,265 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 901,265 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 901,265 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 2.3%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported by the Issuer’s Form 20-F filed on March 12, 2020.

4

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital Partners 2018, L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,796,135 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,796,135 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,796,135 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 22.9%(1)
	14.	Type of Reporting Person (See Instructions) PN

(1)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported by the Issuer’s Form 20-F filed on March 12, 2020.

5

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital Partners 2018 GP Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,796,135 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,796,135 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,796,135 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 22.9%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported by the Issuer’s Form 20-F filed on March 12, 2020.

6

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital 2018 Co-invest, L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 901,265 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 901,265 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 901,265 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 2.3%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported by the Issuer’s Form 20-F filed on March 12, 2020.

7

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital 2018 SLP-B Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 901,265 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 901,265 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 901,265 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 2.3%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported by the Issuer’s Form 20-F filed on March 12, 2020.

8

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Holdings Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,697,400 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,697,400 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,697,400 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 25.2%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported by the Issuer’s Form 20-F filed on March 12, 2020.

9

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Holdings (BVI) Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,697,400 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,697,400 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,697,400 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 25.2%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported by the Issuer’s Form 20-F filed on March 12, 2020.

10

CUSIP No. G21515104
	1.	Names of Reporting Persons. Hui Li
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,269 Ordinary Shares (See Item 5)
	8.	Shared Voting Power 9,697,400 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 28,269 Ordinary Shares (See Item 5)
	10.	Shared Dispositive Power 9,697,400 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,725,669 Ordinary Shares (See Item 5) (1)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 25.3%(2)
	14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 26,269 Ordinary Shares directly held by Mr. David Hui Li, (ii) 2,000 Ordinary Shares to be issued to Mr. Li within 60 days from the date hereof upon vesting of 2,000 restricted shares of the Issuer and (iii) 9,697,400 Ordinary Shares deemed to be beneficially owned by Mr. Li, through Beachhead, Double Double and Point Forward.

(2)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported by the Issuer’s Form 20-F filed on March 12, 2020.

11

Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 9”) amends and supplements the Schedule 13D filed on September 14, 2018, as amended by Amendment No. 1 filed on November 19, 2018, by Amendment No. 2 filed on December 18, 2018, by Amendment No. 3 filed on January 8, 2019, by Amendment No. 4 filed on February 4, 2019, by Amendment No. 5 filed on March 12, 2019, by Amendment No. 6 filed on September 19, 2019, by Amendment No. 7 filed on November 18, 2019 and by Amendment No. 8 filed on January 24, 2020 (the “Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).

Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Margin Loan Facility Agreement

On February 14, 2020, Beachhead entered into a margin loan facility agreement (“Facility Agreement”) with Ping An Bank Co., Ltd. (平安银行股份有限公司), acting through the Offshore Banking Center as arranger, lender, agent and security agent (“Ping An”). Pursuant to the Facility Agreement, Ping An will provide an aggregate $350 million term facility to Beachhead (the “Facility”). The maturity date of the Facility is February 14, 2025.

The payment obligations of Beachhead under the Facility Agreement will be secured by, amongst others, a first priority share security over a certain number of Ordinary Shares of the Issuer held by Beachhead (the "Charged Issuer Shares”). If Beachhead defaults on its payment obligations under the Facility Agreement, Ping An may, subject to any grace period prescribed in the Facility Agreement, declare all or part of the outstanding amounts under the Facility Agreement to be immediately due and payable. If Beachhead fails to pay these amounts upon demand, Ping An may foreclose on the Charged Issuer Shares and any other collateral securing Beachhead’s borrowings under the Facility Agreement.

Loans under the Facility Agreement bear interest at a per annum rate equal to the six-month LIBOR plus a set spread.

Beachhead may prepay all or a portion of the Facility at any time following the expiry of the availability period of the Facility, subject to certain notice requirements. The Facility Agreement also provides for certain mandatory prepayments or the posting of additional collateral upon the occurrence of certain events that are customary for a facility of this type.

The Facility Agreement further contains various customary affirmative and negative covenants that would restrict the business activities of Beachhead. The Facility Agreement also includes certain provisions relating to “loan to value” covenants and events of default that are customary for a facility of this type.

Internal Transfer of Ordinary Shares from Double Double to Beachhead

On March 16, 2020, Double Double transferred 1,112,591 Ordinary Shares to Beachhead.

Amendment No. 1 to the PWM SPA

On March 17, 2020, PWM and Beachhead entered into an amendment No. 1 to the PWM SPA (the “PWM SPA Amendment No. 1”). Pursuant to, and subject to the terms and conditions of, the PWM SPA Amendment No. 1, PWM and Beachhead agreed that the PWM SPA may be terminated by either PWM or Beachhead if the closing of the transaction contemplated by the PWM SPA has not occurred by June 30, 2020, which date may be further extended by PWM and Beachhead in writing.

12

Amendment No. 1 to the Parfield SPA

On March 17, 2020, Parfield, Amplewood and Beachhead entered into an amendment No. 1 to the Parfield SPA (the “Parfield SPA Amendment No. 1”). Pursuant to, and subject to the terms and conditions of, the Parfield SPA Amendment No. 1, Parfield, Amplewood and Beachhead agreed that (i) section 5.2(b) of the Parfield SPA, pursuant to which Beachhead will sell the Parfield Sale Shares back to Parfield and/or Amplewood for the same aggregate Parfield Purchase Price if the Transaction is not consummated, shall be deleted in its entirety, and (ii) the Parfield SPA may be terminated by Parfield and Amplewood, on one hand, or Beachhead, on the other hand, if the closing of the transaction contemplated by the Parfield SPA has not occurred by June 30, 2020, which date may be further extended by Parfield, Amplewood and Beachhead in writing.

References to the Facility Agreement, PWM SPA Amendment No. 1 and Parfield SPA Amendment No. 1 in this Amendment No. 9 are qualified in their entireties by reference to the Facility Agreement, PWM SPA Amendment No. 1 and Parfield SPA Amendment No. 1, copies of which are attached hereto as Exhibits 1, 2 and 3 incorporated herein by reference in their entireties.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)–(b) The following information with respect to the ownership of Ordinary Shares by the Reporting Persons filing this statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Ordinary Shares Held Directly	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage (2)
Beachhead	7,908,726	7,908,726	7,908,726	7,908,726	20.6%
Double Double	887,409	887,409	887,409	887,409	2.3%
Point Forward	901,265	901,265	901,265	901,265	2.3%
CCP 2018 (1)	0	8,796,135	8,796,135	8,796,135	22.9%
Centurium GP (1)	0	8,796,135	8,796,135	8,796,135	22.9%
CCCI 2018(1)	0	901,265	901,265	901,265	2.3%
Centurium SLP-B(1)	0	901,265	901,265	901,265	2.3%
Centurium GP Holdco(1)	0	9,697,400	9,697,400	9,697,400	25.2%
Centurium TopCo(1)	0	9,697,400	9,697,400	9,697,400	25.2%
Mr. Hui Li(1) (3)	28,269	9,697,400	9,697,400	9,725,669	25.3%

(1)	Each of Beachhead and Double Double is 100% owned by CCP 2018. Point Forward is 100% owned by CCCI 2018. Centurium GP is the general partner to CCP 2018, and Centurium SLP-B is the general partner to CCCI 2018. Centurium GP Holdco and Centurium TopCo are the direct and indirect sole shareholders of Centurium GP and Centurium SLP-B, respectively, and Mr. Li is the sole shareholder of Centurium TopCo. As such, each of CCP 2018, Centurium GP, Centurium GP Holdco, Centurium TopCo and Mr. Li may exercise voting and dispositive power over the Ordinary Shares held by Beachhead and Double Double, and each of CCCI 2018, Centurium SLP-B, Centurium GP Holdco, Centurium TopCo and Mr. Li may exercise voting and dispositive power over the Ordinary Shares held by Point Forward.
(2)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported by the Issuer’s Form 20-F filed on March 12, 2020.
(3)	Represents (i) 26,269 Ordinary Shares directly held by Mr. David Hui Li, (ii) 2,000 Ordinary Shares to be issued to Mr. Li within 60 days from the date hereof upon vesting of 2,000 restricted shares of the Issuer and (iii) 9,697,400 Ordinary Shares deemed to be beneficially owned by Mr. Li, through Beachhead, Double Double and Point Forward.

13

Because of the arrangements in the Consortium Agreement, the parties to that agreement are deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act, and such “group” is deemed to beneficially own an aggregate of 26,374,631 Ordinary Shares, which represents approximately 68.5% of the total number of Ordinary Shares issued and outstanding as of March 9, 2020 as reported in the Issuer’s Form 20-F filed on March 12, 2020.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a)-(b), none of the persons named in response to Item 5(a)-(b) has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Amendment No. 9.

(e) Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions of the principal terms of the Facility Agreement, the PWM SPA Amendment No. 1 and the Parfield SPA Amendment No. 1 under Item 4 are incorporated herein by reference in their entirety.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1 Facility Agreement dated February 14, 2020 by Beachhead and Ping An acting through the Offshore Banking Center as arranger, lender, agent and security agent

Exhibit 2 PWM SPA Amendment No. 1 dated March 17, 2020 by PWM and Beachhead

Exhibit 3 Parfield SPA Amendment No. 1 dated March 17, 2020 by Parfield, Amplewood and Beachhead

14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2020

BEACHHEAD HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

DOUBLE DOUBLE HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

POINT FORWARD HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL PARTNERS 2018, L.P.

By:	CENTURIUM CAPITAL PARTNERS 2018 GP LTD., GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL PARTNERS 2018, GP LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

15

CENTURIUM CAPITAL 2018 CO-INVEST, L.P.

By:	CENTURIUM CAPITAL 2018 SLP-B LTD., GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL 2018 SLP-B LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM HOLDINGS LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM HOLDINGS (BVI) LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

HUI LI

By:	/s/ Hui Li

16